Independent Evaluations Confirm Superior Sensitivity
of Response Biomedical’s RAMP Flu A Test

The Company Prepares For Clinical Testing of the RAMP Flu A and Flu B Tests

Vancouver, British Columbia, Jan. 18, 2006 – Response Biomedical Corp. (TSX-V: RBM, OTCBB: RPBIF) today announced that initial evaluations performed by independent public health organizations demonstrated that the Company’s rapid RAMP Flu A Test had significantly greater sensitivity than existing point-of-care diagnostic products. The Company now plans to initiate multi-center clinical trials of its RAMP Flu A and Flu B Tests during the current flu season.

“The RAMP Flu A Test has consistently demonstrated sensitivity that is of an order of magnitude higher than available rapid tests,” said Dr. Paul C. Harris, Vice President, Research and Development. “This superior level of sensitivity was also observed in detecting the H5N1 strain of Avian Flu, which provides confidence RAMP will be a clinically valuable diagnostic tool for both human and animal testing.”

“Leading international public health professionals in hospital microbiology labs have expressed tremendous interest in the high sensitivity RAMP Flu A Test as a much sought after alternative to both inadequate rapid diagnostics and time-consuming confirmatory lab testing,” said Bill Radvak, President and CEO. “There is high demand for a better rapid testing solution to enable early containment of infected patients to minimize human transmission, improve patient outcomes through the timely use of antivirals and reduce the inappropriate use of antibiotics.”

Commercially available rapid tests are limited in their sensitivity, which contributes to ‘false negative’ results and necessitates confirmatory lab testing. The current confirmatory lab test for influenza relies on cell culture, which takes one to two days to obtain a result. RAMP provides clinically relevant information in approximately 15 minutes, well within the 48-hour window of opportunity for administering antiviral therapy. For information on World Health Organization guidelines for Flu A diagnostic testing, please review http://www.who.int/csr/disease/avian_influenza/guidelines/RapidTestInfluenza_web.pdf.

While more than 85 percent of all flu cases are type A, the Company has also recently completed feasibility and initiated development of a RAMP Flu B Test to fully satisfy market demand.

About Influenza
Human influenza is a common respiratory disease that spreads easily and rapidly from person to person. Every year, 5% to 20% of the US population suffers from influenza. Approximately 36,000 of those people die, and over 200,000 are admitted to hospitals. During an average flu season, influenza and related-complications are the 7th leading cause of death in the United States.

Avian Flu and Influenza Pandemic
Avian Flu is a strain of influenza A that can spread easily and quickly among birds. Birds spread avian flu virus to one another through secretions and droppings. The H5N1 strain has already infected more than 130 people, with a mortality rate exceeding 50 percent, and has spread to poultry across parts of Asia and Europe. There is broad consensus among leading public health experts internationally that Avian Flu will be fully transmitted to the human species. According to the US CDC, the economic impact of an influenza pandemic in the US is estimated to be US$71.3 to $166.5 billion, excluding disruptions to commerce and society. If a pandemic occurs, it is expected that 18 - 27 million outpatient visits would need flu testing in the US alone. On November 1, 2005, US President Bush announced an aggressive $7.1 billion national strategy to safeguard against the danger of pandemic influenza. For more information about Avian Flu, please visit the US CDC and WHO websites.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostic testing by providing higher sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and for laboratory use. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development, including an NT-proBNP cardiovascular test for congestive heart failure, and clinical infectious disease tests for Influenza and Staph. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations, are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 456-6073	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com